

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2019

Matthew J. Reintjes
President and Chief Executive Officer, Director
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, Texas 78735

      **Re: YETI Holdings, Inc.**
           **Form S-1 DRS**
           **Filed April 5, 2019**
           **File No. 377-02583**

Dear Mr. Reintjes:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Amy Geddes at 202-551-3304 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Transportation and Leisure

cc:    Andrew Thomas